Exhibit 99.1

Himax Technologies, Inc. to Hold Annual General Meeting on August 28, 2019

TAINAN, Taiwan, July 15, 2019 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced that the Company will hold its annual general meeting in Taiwan on August 28, 2019.

Details of the Annual General Meeting are below:

TIME and DATE: TAIWAN 9:30 a.m., August 28, 2019

LOCATION: HIMAX FAB 2 - TAINAN CITY, TAIWAN

Shareholders will vote to adopt the Company’s 2018 Audited Accounts and Financial Reports, re-elect Mr. Yuan-Chuan Horng as an Independent Director of the Company, amend and restate the Company’s amended and restated 2011 Long-Term Incentive Plan by extending its duration for three years to September 6, 2022 and transact any other business brought before the 2019 AGM. Copies of the Company’s proxy statement and 2011 Long-Term Incentive Plan Amended and Restated as of August 31st day, 2016 And 2nd Amended and Restated as of August 28th day, 2019 have been filed with the SEC.

Additionally, a copy of Himax Technologies 2018 Annual report has been posted on the Himax Website for download. The Annual Report can be accessed at the following link: https://www.himax.com.tw/investors/financial-information/

For additional information and travel arrangements, please contact Company or investor relations representatives listed below.

Company Contact:	In the U.S.:
Ophelia Lin, Investor Relations	Mike Cole, Senior Vice President
Tel: +886-2-2370-3999 Ext.22202	Tel: +1-949-259-4988
Email: ophelia_lin@himax.com.tw	Email: mike.cole@mzgroup.us

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,931 patents granted and 561 patents pending approval worldwide as of June 30th, 2019. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw
Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2018 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838 Ext.223
Fax: +1-312-445-3643
Email: sky_wang@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Mike Cole, Senior Vice President
MZ North America
Tel: 949-259-4988
Email: mike.cole@mzgroup.us
www.mzgroup.us